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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Moscow CableCom Corp.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
61945R100
(CUSIP Number)

Henry Lesser, Esq. DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303 Telephone: (650) 833-2000	Marjorie Adams, Esq. DLA Piper US LLP 1251 Avenue of the Americas, 29th Floor New York, NY 10020-1104 Phone: (212) 335-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Renova Media Enterprises Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)	Includes: (i) 3,375,084 shares of common stock, $0.01 par value (“Common Stock”), of Moscow CableCom Corp. (the “Company”) held directly by Renova Media Enterprises Ltd. (“Renova Media”), (ii) 1,687,542 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of the Company’s Series B Convertible Preferred Stock, $0.01 par value (“Preferred Stock”), which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”) that Renova Media may be deemed to beneficially own by reason of a Shareholders Agreement between Renova Media and COMCOR, dated August 26, 2004, as amended (the “Shareholders Agreement”), and as a result of the acquisition by Renova Media of a controlling interest in COMCOR on June 7, 2006, with respect to which Renova Media disclaims beneficial ownership, and (vi) 817,512 shares of Common Stock that Renova Media may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements (the “Irrevocable Proxy Arrangements”) between Renova Media and certain stockholders of the Company, with respect to which Renova Media disclaims beneficial ownership.

(2)	Includes all of the securities listed in note (1) above, except for 163,503 shares of Common Stock, which are subject to the Irrevocable Proxy Arrangements, with respect to which Renova Media does not have any dispositive power and disclaims beneficial ownership.

(3)	Based upon a total of 28,223,280 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on September 29, 2006, as disclosed by the Company in its report on Form 10-Q for the quarterly period ending June 30, 2006 (13,752,738) and assumes (i) exercise of 1,687,542 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Victor Vekselberg

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federaton

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017(4)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.1(6)%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(4)	Includes: (i) 3,375,084 shares of Common Stock held directly by Renova Media, (ii) 1,687,542 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of

Preferred Stock, which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by COMCOR that Mr. Vekselberg may be deemed to beneficially own by reason of the Shareholders Agreement, and as a result of the acquisition by Renova Media of a controlling interest in COMCOR on June 7, 2006, with respect to which Mr. Vekselberg disclaims beneficial ownership, and (vi) 817,512 shares of Common Stock that Renova Media may be deemed to beneficially own by reason of the Irrevocable Proxy Arrangements, with respect to which Renova Media disclaims beneficial ownership.

(5)	Includes all of the securities listed in note (1) above, except for 163,503 shares of Common Stock, which are subject to the Irrevocable Proxy Arrangements, with respect to which Renova Media does not have any dispositive power and with respect to which Mr. Vekselberg disclaims beneficial ownership.

(6)	Based upon a total of 28,223,280 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on September 29, 2006, as disclosed by the Company in its report on Form 10-Q for the quarterly period ending June 30, 2006 (13,752,738) and assumes (i) exercise of 1,687,542 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

CUSIP No. 61945R100
     This Amendment No. 7 to Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, jointly by Renova Media Enterprises Ltd., a Bahamas corporation formerly known as Columbus Nova Investments VIII Ltd. (“Renova Media”), and Victor Vekselberg (together with Renova Media, the “Reporting Persons”) and amends and supplements the below-indicated items from the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on September 23, 2004, and subsequently amended.
     Capitalized terms not otherwise defined herein shall have the meaning attributed to such terms in Amendment #6 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 6”).
Item 4. Purpose of Transaction
     On November 10, 2006, Renova Media provided a written commitment to the Company (the “Q3 Commitment”) that Renova Media will provide the Company and/or its subsidiaries with sufficient capital to ensure that the Company’s operations can continue uninterrupted for a period of one year after the date on which the Company filed its Form 10-Q for the period ending September 30, 2006, which the Reporting Persons understand is due to be filed on November 14, 2006, and, if the filing is made on such date, such commitment will expire on November 14, 2007. As reported in Amendment No. 6, on August 4, 2006, Renova Media had provided a similar commitment for a one year period ending on October 25, 2007. The Q3 Commitment does not specify the amount of capital to be provided or the terms on which such capital will be provided. The Q3 Commitment indicates that such capital will be provided on terms acceptable to Renova Media and the Company’s Board of Directors (with directors directly affiliated with Renova Media abstaining from any vote on such terms).
     The Q3 Commitment and any similar commitment that Renova Media may, in its discretion, decide to provide pending the outcome of its Proposal Letter are independent of the Proposed Transaction. However, as indicated in the Proposal Letter, Renova Media has concluded that continuing to make incremental equity investments in the Company to finance its operations, beyond Renova Media’s current limited commitment, without 100% ownership of the Company is not the optimal long-term use of Renova Media’s investment capital.
     On November 7, 2006, an entity that claims to be a stockholder of the Company filed a putative class action complaint in the Delaware Chancery Court asserting claims against the Company, the members of the Company’s board of directors and Renova Media. The action, styled Levy Investments, Ltd. v. Moscow CableCom, Inc., et al, C.A. No. 2529-N, seeks to proceed on behalf of a class consisting of all common stockholders of the Company other than the defendants and their affiliates. Plaintiff asserts that the price offered by Renova Media in the Proposal Letter for the Company’s common stock is unfair to the public stockholders of the Company, and the complaint purports to seek preliminary and permanent injunctive relief against the consummation of the Proposed Transaction, the rescission of the Proposed Transaction or the award of monetary damages in the event that the Proposed Transaction is completed, as well as the award of plaintiff’s attorneys fees. Renova Media believes that the claims asserted against it in the complaint are without merit and, in the event that the action proceeds against Renova Media, intends to defend itself vigorously.

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.
Dated: November 13, 2006

RENOVA MEDIA ENTERPRISES LTD.
By:	/s/ Evgenia Loewe
	Name:	Evgenia Loewe
	Title:	Attorney-in-Fact

VICTOR VEKSELBERG
By:	/s/ Evgenia Loewe
	Name:	Evgenia Loewe
	Title:	Attorney-in-Fact